

September 7, 2010

Thomas E. Plimpton
Vice Chairman (Principal Financial Officer)
Paccar Inc
777 106th Ave. N.E.
Bellevue, WA 98004

> **RE:** **Paccar Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File Number: 001-14817**

Dear Mr. Plimpton:

We have reviewed your response letter dated July 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties, page 7

1. Refer to your response to our prior comment 1. You state that for our information you provided a reconciliation of units accounted for as EOLs for 2009, 2008, and 2007. However, your reconciliation consists solely of the mathematical difference between the beginning and end of year number of units and, therefore, does not reconcile the change during each period. Accordingly, we reissue our prior comment. Please provide us with a table that reconciles the beginning and end of year number of trucks you own on operating lease to others (EOLs) for each year presented. The reconciliation should include a line corresponding to each major category of change.

Management's Discussion and Analysis
Overview, page 24

2. Refer to your response to our prior comment 4. For factors for which the effect is not quantifiable, please disclose this fact, the basis for your belief for the cited factor and, as indicated in the response, that such factors are listed in what you believe to be order of importance.

3. Refer to your response to our prior comment 5. It appears that you expect the relationship of the margin percentage (that is, income before income taxes as a percent of revenue) between domestic (as referred to in Note N, and consisting of United States as referred to in Note S) and foreign (as referred to in Note N, and consisting of Europe and Other as referred to in Note S) operations to be the same as that in 2009. We understand this to mean that the margin percentage for foreign operations is expected to continue at the 2009 level. The response refers to decreased truck volume and demand as the apparent factor contributing to the decreased foreign operations margin. However, it is not clear to us that this fully explains the significant decrease in the margin percentage, as a commensurate decrease in related costs associated with decreased volume and demand would also be expected with a proportionate impact on the margin percentage. Also, the intended revised disclosure in the response appears to focus on the Truck business. However, the foreign margin percentage appears to be on a consolidated basis inclusive of the truck and financial services businesses. Please advise

2009 Compared to 2008, page 24

4. Refer to your response to our prior comment 6. We note that the percentage return on revenues (defined as income before income taxes divided by revenues) for financial services decreased materially in 2009 from 2008, notwithstanding the higher impairments and truck losses in 2009, without explanation. We believe the intended revised disclosure indicated in the response should also discuss the material factors for the decrease with quantification of the relative impact of each on the percentage so that investors may understand the magnitude of each. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure that includes this analysis.

Truck, page 26

5. Refer to your response to our prior comment 7 in regard to cost of sales. You state that you believe providing further information on cost of sales will not enhance an investor's understanding of your performance. However, you do not explain why you believe this. Please advise. In addition, your proposed revised disclosure states in part, "lower gross margins were primarily the result of lower truck gross margins." This does not appear to provide meaningful discussion and analysis of your results. Given that cost of sales comprises the substantial majority of your operating expenses, we believe providing comparative details of the components comprising cost of sales in a user-friendly format such as a table, accompanied by a thorough level of analysis, would be meaningful to investors.

Please revise to provide such disclosure and provide us with a copy of your intended revised disclosure.

Financial Services
2009 Compared to 2008, page 29

6. Refer to your response to our prior comment 9. To clarify our prior comment, we believe a comparative table that presents the number of new vehicles associated with new loans and leases to accompany the current table of new loan and lease dollar volume would be meaningful to investors' understanding of your results. Please revise to include such disclosure and provide us with a table that includes this data for each of the last three fiscal years.

Consolidated Statements of Income, page 39

7. Please tell us the amounts included in "Operating lease, rental and other income" for sales of used trucks for each year presented.

8. Refer to your response to our prior comment 13. Please explain to us (i) the nature of the misclassification in the line items for "retail loans and direct financing leases originated" and "collections on retail loans and direct financing leases," (ii) why the misclassification occurred, and (iii) how the misclassification was identified. Also, please explain to us the basis for your conclusion that the misclassifications were not material to the respective interim periods in which they occurred. In particular, tell us the quantitative and qualitative factors considered in arriving at your conclusion. Further, tell us what the correct amounts for these line items were for the fourth quarter of 2009.

9. Refer to your response to our prior comment 14. Please clarify for us why "proceeds from sale of repossessed trucks" of $202.5 million and "change in unearned interest" of $27.3 million indicated in the response are part of the change between 2009 and 2008 in the sum of the gross (that is, before any unearned interest and associated loan loss allowance balances) receivable balances for "loans," "retail direct financing leases," "sales-type finance leases" and "dealer wholesale financing," exclusive of "estimated residual values included with finance leases" of $186.8 million for 2009 and $190.6 million for 2008, as presented in Note D. We note that the $202.5 million apparently represents the cash from the sale of $213.1 million of repossessed assets at a loss of $10.6 million, as indicated in Note E. To aid our understanding, please provide us with the journal entry to record amounts associated with these changes.

10. Please tell us what "proceeds from asset disposals" consists of and the associated amounts for each year presented.

Notes to the Consolidated Financial Statements
Note A. Significant Accounting Policies
Revenue Recognition, page 45

11. Refer to your response to our prior comment 15. You state that customers on non-accrual status become contractually current when they pay all contractually required amounts. Please clarify for us whether "all contractually required amounts" means all amounts due under the previously existing terms of the loan or lease or whether it also includes all amounts due under new terms after modifications of terms have taken place.

12. The revised disclosure indicated in your response to prior comment 15 indicates that contract modifications are only made when the company has determined that the customer will likely perform under the modified terms. Please tell us and disclose how you determine the likelihood of performance under the modified terms given that it was necessary to modify the contract.

13. Refer to your response to our prior comment 16. Your proposed revised policy disclosure states "recognition [of interest income and rental revenue on non-accrual status assets] is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable." It appears this disclosure should be clarified to state that recognition is resumed if the receivable becomes contractually current by payment of all amounts due under the terms of the previously existing contract and the collection of amounts is again considered probable or, in the case of contracts whose terms are modified, after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable. Please revise or advise, as appropriate.

Note D. Finance and Other Receivables, page 47

14. Refer to your response to prior comment 17. Please explain to us what you consider to be a finance receivable that has been modified as a trouble debt restructuring in each of the periods indicated in the response, and how you identified finance receivables for modification as a TDR. Also, tell us if there has been any change in any of these periods in what you consider to be a TDR or identification of a receivable for modification as a TDR**.**

15. In your response to prior comment 17, you state that "The Company only grants credit modifications when the full amounts due under the existing contract are included in the modified contract at an equal or higher interest rate." Please tell us how you determined that the new modified interest rate is equal to or higher than the market rates for similar loans and how you considered the specific borrower characteristics including default status and state and age of the associated collateral in determining the market rate.

16. Your proposed revised disclosure in response to our prior comment 15 states, "a customer becomes contractually current…in certain cases, when the customer's account is contractually modified." In your response to our prior comment 17, you state that all loan and lease contracts that have been modified are included in the determination of past-due

percentages based on their new contractual terms. Please clarify for us whether this means that previously past-due accounts are considered current for aging purposes immediately upon modification, regardless of whether additional payments have been received. If so, please tell us your basis for classifying these accounts as current. Also, for all finance receivables that have been modified (whether or not a TDR), tell us and disclose the respective amounts immediately prior to modification of those past-due and current for each of the last three fiscal years and latest interim period. Further, quantify for us and disclose for the same periods the amount of past-due receivables not current immediately prior to modification that became current upon modification.

17. Please tell us how reclassification of previously past-due accounts to current upon modification affects the associated allowance, if any, and quantify for us and disclose the impact of these reclassifications on your allowances for each of the last three fiscal years and latest interim period.

18. Please tell us and disclose the amount of the net adjustment to unearned income, as indicated in the response to prior comment 17, associated with all finance receivables that have been modified and considered current upon modification, for each of the last three fiscal years and latest interim period.

19. Also, in your response to prior comment 17 you state that modifications which extend the term beyond one year are reported in new volume. Please clarify for us whether this applies only to accounts that were contractually current immediately prior to the modifications. Also, explain to us why it is appropriate to consider existing loans that have been modified to be new volume.

20. Refer to the portion of your response to prior comment 17 in which you state that "Since there is no current disclosure requirement with respect to contract modifications not related to credit reasons, the Company does not accumulate and is unable to furnish the Staff with information on all modified balances." Please explain to us whether the company monitors all modified finance receivables, and if not, why not. If modified finance receivables are not monitored, disclose this fact. In this regard, it appears to us that management would be interested in information provided by monitoring of modified receivables and should consider commencement of monitoring activities. Please advise. Also, explain to us and disclose how the company identifies whether modified finance receivables are performing in accordance with their respective modified terms and the success of such modifications in collecting the associated amounts if modified receivables are not monitored. In connection with this, tell us how the company substantiates the intended revised disclosure indicated in the response to prior comment 15 that "contract modifications are only made when the company has determined that the customer will likely perform under the modified terms" if contracts that have been modified are not monitored.

21. In connection with the above comment, it appears to us that investors would be interested in knowing the magnitude of all finance receivables that you have modified in assessing the quality of your portfolio. Please disclose and provide us with a quantification, in terms of

dollar amount, percentage of total finance receivables, or both, on a reasonable estimated basis if actual information is not available of the modifications undertaken in each of the last three fiscal years and latest interim period. If the amount is estimated, discuss the basis for the estimate. In connection with this, please tell us and disclose the number of trucks underlying all finance receivables that have been modified in meaningful detail for a full understanding of the impact of modifications on your operations (for example, trucks associated with modifications each for TDR's and non-TDR's, those associated each with loans and leases, etc.).

22. From your response to prior comment 17 it appears that you modify loans that you do not account for as a troubled debt restructuring ("TDR"). You state that typically modifications consist of adding time to the contract term, apparently mainly for short durations. Please tell us on a comprehensive basis and disclose the following:
   - The circumstances in which you modify finance receivables;
   - Describe the key features of your modification program, including (i) a description of the significant terms that are modified and how, (ii) the typical length of each term modified and (iii) the basis for the duration of modifications;
   - Explain (i) how you still expect to fully collect all contractual amounts associated with finance receivables that have been modified, (ii) your success in fully collecting all contractual amounts associated with modified receivables, and (iii) your experience with redefault rates for finance receivables that have been modified; and
   - The methodology used to evaluate impairment of finance receivables identified for modification and why you consider finance receivables modified in this fashion not to be TDR's.

23. Please tell us and disclose whether modified finance receivables have been modified multiple times. If so, tell us and disclose the (i) reason that receivables are modified multiple times, (ii) typical number of times a receivable is modified and (iii) typical total amount of time encompassed when a receivable is modified multiple times, and (iv) for each of the last three fiscal years and latest interim period, the amount of receivables modified multiple times.

24. You state in the response to our prior comment 17 that your accounting is in accordance with ASC 840-30-35-30 for all finance leases that are modified. Please tell us if you had any modifications of sale-type or direct financing leases that gave rise to new agreements classified as operating leases and your consideration of ASC 840-30-40-6 in such circumstances.

Note E. Allowances for Losses, page 48

25. Refer to your response to our prior comment 18. We note your reference to the disclosure contained in the critical accounting policies section of MD&A and the intended revised disclosure that states, "The Company specifically evaluates large retail and wholesale accounts with past-due balances or that otherwise are deemed to be at a higher risk of credit loss by comparing the net realizable value of the underlying collateral to the outstanding receivable balance." Disclosure concerning the methodology used to estimate the allowance

for loan losses, in particular, your specific loan loss reserve, should be included in the notes to the financial statements, pursuant to ASC 310-10-50-9. Please revise your disclosure accordingly.

26. In your response to prior comment 18 you state that your evaluation is based on a comparison that includes the outstanding receivable balance. Please tell us how your evaluation is consistent with ASC 310-10 and 310-40 that specify the comparison should include the recorded investment in the receivable, which includes, among other things, interest accrued on the loan. Please tell us if your conclusion with respect to whether an individual loan is impaired would differ if the evaluation was based on the recorded investment in the receivable.

27. It appears from the information you have provided that your method to measure impairment of all receivables is based solely on the net realizable value of the associated collateral. Please confirm to us if this is true. If this is not true, quantify for us and disclose your impaired loans at the end of each of the last two fiscal years and subsequent interim periods by the method used to measure impairment, along with the associated specific reserve. For loans that are not collateral-dependent, tell us and disclose how collectability is evaluated**.**

28. Pursuant to ASC 310-10-35-22, a creditor may measure impairment based on the fair value of the collateral if the loan is a collateral-dependent loan "as a practical expedient." Otherwise, impairment is to be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate. Please tell us and disclose (i) why your methodology is appropriate, (ii) clearly how you determine whether a receivable is collateral-dependent, (iii) the trends, for example, used truck prices, you consider in evaluating impairment of such loans and (iv) for each of the last three fiscal years and latest interim period, (a) the dollar amount of receivables considered to be collateral-dependent, (b) the proportion such receivables are to your total population of finance receivables and (c) the number of trucks underlying such loans,.

29. Please tell us whether any collateral-dependent receivables have been modified. If so, explain to us why it is necessary to modify the receivable when it is presumed that the collateral would be sufficient to satisfy the remaining balance of the receivable, and your basis for considering such receivables to be "collateral-dependent" in these circumstances. If collateral-dependent receivables are modified, tell us upon what you base assurance of collection of the receivable, and what other than the associated collateral is considered in evaluating collection and impairment of the receivable. Also, explain to us the steps you undertake to evaluate collateral value including the current functionality, age and deterioration of the collateral in modifying a collateral-dependent loan.

30. We note your basis for evaluating loans and leases together in determining the allowance for losses. Given that leases are scoped out of the guidance contained in ASC 310-10 and 310-40, please explain to us why your basis is appropriate. Tell us the factors considered in your evaluation of loans and their impairment that would be affected if impairment of loans was

considered separate from leases, and how your conclusion and the amount of impairment would be affected.

31. Additionally, the portion of your disclosure that states "allowances for losses for loans, leases and other are evaluated together" appears to infer that the allowance is determined on a "pooled" basis pursuant to ASC 450-20 rather than on an individual basis pursuant to ASC 310-10. Please clarify for us.

32. For finance receivables that have been modified and are not considered to be TDR's, please confirm to us whether or not the associated allowance for loss has been computed in accordance with ASC 450-20. If computed in accordance with ASC 450-20, please tell us whether the allowance so computed would be materially different from that computed in accordance with ASC 310-10, and explain to us how you made this determination.

33. Your proposed revised disclosure states that you evaluate large accounts with past-due balances or those deemed to be at higher risk of credit loss by comparing the net realizable value of the underlying collateral to the outstanding receivable balance. Please tell us and disclose how you determine the value of the underlying collateral and associated net realizable value.

34. As requested in our prior comment 20, please tell us the extent to which receivables on non-accrual status have specific reserves.

35. It appears that your response to prior comment 20 provides meaningful information to investors in regard to how management evaluates reserves for loans on non-accrual status. Please expand your disclosure to include this.

36. In your response to prior comment 20, you state that loans on non-accrual status do not have a specific reserve when management determines the receivable balance will be fully collected from payments from the customer or the underlying collateral. Please explain to us how you considered trends in collateral value when evaluating such loans for impairment.

37. Refer to our prior comment 21. Please provide us with a breakdown for each of the last three fiscal years and latest interim period of TDRs that need a reserve or charge-off.

38. Refer to your response to our prior comment 24. Your disclosure on page 48 states that receivables are charged to the allowance for losses when they are considered uncollectible. Please clarify for us whether "charged" means allowed for or written-off.

39. In connection with the above comment, please:
   - Describe for us and disclose your charge-off policy for collateral-dependent impaired receivables. In this regard, clarify whether under your policy the difference between the recorded amount of a receivable and the fair value of the underlying collateral would be charged-off against the allowance and the timing of when the charge-off would take place;

- Quantify for us the amount of impaired receivables that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off for each of the last three fiscal years and latest interim period; and
- To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, explain to us how you determined that no impairment loss exists.

40. Refer to your response to our prior comment 25. Please explain to us what the difference between the $106.5 million of charge-offs recorded upon repossession of collateral and the total gross charge-offs of $130.6 million (as indicated in the revised table included in your response to prior comment 19) represents.

41. You state in the response to prior comment 25 that the $106.5 million recorded upon repossession is a charge-off that adjusts both the allowance and the finance receivables balance. However, the disclosure in Note E states that in 2009 you recorded $106.5 million of "credit losses upon repossession" of $203.0 million of collateral. This presumes that $309.5 million (the sum of the credit losses and collateral repossessed) of receivables was written-off in 2009. It also appears from your response to our prior comment 14 that the $203.0 million of collateral repossessed was part of the reduction in the balance of the associated finance receivables between 2009 and 2008. In your response to our prior comment 18 you stated that your methodology for determining impairment of receivables was a comparison of the net realizable value of the underlying collateral to the outstanding receivable balance. From this, it appears that the $106.5 million of credit losses recorded upon repossession represented the impairment loss recognized. Please clarify for us what the $106.5 million for 2009 associated with collateral repossessed represents and the effect of such on your financial statements. To aid our understanding, provide us with journal entries that support the recording of the $106.5 million credit losses and the $203.0 million of collateral repossessed.

42. Additionally, please explain to us in clear detail how the $105.5 million in additions to the allowance for 2009 referred to in the response to prior comment 25 was determined. Then, tell us how the determination of this amount complies with the requirements of ASC 310-10, in particular, 35-2, 35-4.e, 35-12 in regard to loans that are individually deemed to be impaired, and 35-15 that specifies that after a loan has been individually identified for evaluation a creditor shall not aggregate loans with common risk characteristics when assessing whether loans are impaired.

43. Refer to your response to our prior comment 26. Please tell us the number of instances in which customers are not contractually current for which you are unable to contact the customer and locate the related collateral. Also, please clarify for us when impairment is recognized and recorded in earnings. In addition, please confirm for us, if true, that you do not modify receivables or loans if they are considered to be uncollectible.

Note N. Income Taxes, page 57

44. Refer to your response to our prior comment 27. You state the impact on the consolidated tax rate was immaterial. Please explain to us your basis for this conclusion. In so doing, tell us the amount of foreign earnings not indefinitely reinvested in each year for which taxes were provided and the amount of the associated tax recorded. If the amount of foreign earnings not indefinitely reinvested changed materially among the years presented, tell us the reason for material change.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Management's Discussion and Analysis
Liquidity and Capital Resources, page 28

45. Please note that citing net income and changes in working capital items, both of which are prepared on the accrual basis of accounting, in explaining the variance in net cash provided by operating activities may not provide a sufficient basis for a reader to understand the changes therein in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain a substantial portion of comparative changes in and level of cash provided by operating activities. For example, explain why there was an increase in accounts payable and accrued expenses and a lower decrease in wholesale receivables in the current period, and how the change in each impacted cash from operating activities in terms of cash. In regard to wholesale receivables, consider changes in amounts collected, level of amounts eligible for collection, collection rates, collection period of time, quality of the receivables, etc. in explaining the lower decrease in wholesale receivables.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief